08001415

March 18, 2008

2008 MAR 21 P 1:28

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 031/2008**

  Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)

  Date: March 18, 2008

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 18, 2008

AIS-CP 031/2008

March 18, 2008

Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS.IB.08/0978 of Thai Military Bank on March 18, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

Referenced Letter

IVS.IB.08/0978

March 18, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Interest rate on AIS093B, payable on September 22,2008

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the interest rate for this period is equal to 4.35 % per annum from the period of March 21, 2008 to September 20, 2008 for 184 days.

Note: The rate 4.35% is calculated from 2.25 % plus 2.10 %.The rate 4.35 % is the average interest rate per annum quoted by Bangkok Bank Plc, Krung Thai Bank Plc , Kasikornbank Plc and The Siam Commercial Bank Plc to be payable to its customers for 6 months.

END